July 31, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE,
Mail Stop 3561
Washington, DC 20549
Attention: Hanna Teshome

Re:

Franklin Capital Corporation
Franklin Receivables LLC
Revised S-3 Submission

File No. 333-134782

Dear Ms. Teshome:

On June 6, 2006, our client, Franklin Receivables LLC (“the Company”) filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-3, including of a form of prospectus supplement and a base prospectus.  We are in receipt of the comments (the “Comments”) of the staff (the “Staff”) of the Commission set forth in the Commission’s letter dated June 30, 2006.  We and the Company thank the Staff for the Comments.  On behalf of the Company, submitted below are the Company’s responses to the Comments.

For your convenience, the Company’s responses have been placed in the order in which the Staff presented its Comments and the text of the Comment is presented in bold and italics before each response.  In order to assist your monitoring, we have either responded to the Comment and/or have described how the form of prospectus supplement and/or base prospectus, as applicable, was amended in response to the Comment.  All page references in this letter are to the marked version of the documents we are providing you, which are marked to show changes from the initial submission.

Registration Statement on Form S-3

1.

Comment:  It is unclear why you have included parties other than the registrant on the cover of the registration statement.  Please advise or revise.

Response:  We have revised the cover of Amendment No. 1 to Form S-3 to remove Franklin Capital Corporation.

2.

Comment:  It appears that you contemplate offering both notes and certificates pursuant to this document.  The prospectus supplement you provided, however, relates only to the notes.  Please advise or provide a prospectus supplement relating to the certificates.

Response:  We have revised the base prospectus to provide only for the offering of notes.

General

3.

Comment:  Please confirm the extent to which the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:  We confirm, on behalf of the Company, that all required reports are current and were timely filed during the last twelve months, other than with respect to one filing for which the Company has requested and received a waiver of timely filing from the Commission.  For the period of the last twelve months, there are no affiliates of the depositor that have offered a class of asset-backed securities involving the same asset class as this offering.

4.

Comment:  Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.  Refer to Item 1100(f) of Regulation AB.

Response:  We confirm, on behalf of the Company, that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.  We also confirm that we will file the finalized agreements as promptly as possible and be in compliance with 1934 Act reporting requirements.

5.

Comment:  Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:  We confirm, on behalf of the Company, that unqualified legality and tax opinions will be filed in connection with each shelf takedown.

6.

Comment:  Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.  Accordingly, please revise the 6th bullet point on the cover page of the base prospectus, the Derivative Arrangements section on page 50 and the Credit and Cash Flow Enhancements section on page 65.

Response:  We note, on behalf of the Company, that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  We confirm, on behalf of the Company, that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.  The base prospectus has been revised in accordance with this comment.  Please see the cover page and pages 50, 66, 67 and 68 of the base prospectus.

Prospectus Supplement

Cover

7.

Comment:  Please revise the cover to state that the securities represent the obligations of the issuing entity only and not “the trust.” Refer to Item 1102(d) of Regulation AB.

Response:  We have revised the cover page of the prospectus supplement to clarify that the securities represent the obligations of the issuing entity.  Please see the cover page of the prospectus supplement.

Base Prospectus

Floating Rate Securities, page 43

8.

Comment:  We note that the interest on the floating rate securities will be determined by reference to an index.  Please revise the base prospectus to identify all indices that may be used to determine interest payments or confirm that, in any case, they will be indices that reflect payments of interest based on debt transactions and not based on an equity or a commodities index.  Refer to Item 1113(a)(3) of Regulation AB.

Response:  We confirm, on behalf of the Company, that all indices that may be used to determine interest payments will reflect payments of interest based on debt transactions and not based on equities or commodities.  Please see page 43 of the base prospectus.

Credit and Cash Flow Enhancements, page 65

9.

Comment:  We note in the first paragraph of this section that credit or cash flow enhancement for a series of Securities may cover one or more other series of securities.  We also note from the second paragraph of this section that if a form of credit enhancement covers more than one series, securityholders will be subject to the risk that such credit enhancement will be exhausted by claims of securityholders of other series.  Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Response:  Credit enhancement for a series will not cover one or more other series of securities.  The base prospectus has been revised in accordance with this comment.  Please see page 66 of the base prospectus.

Derivative Agreements, page 66

10.

Comment:  Please revise to clarify the type of derivative agreement you may use to offset basis risk.

Response:  The base prospectus has been revised in accordance with this comment.  Please see page 67 of the base prospectus.

11.

Comment:  Please revise the last sentence of this section to refer to Item 1115 of Regulation AB.

Response:  The base prospectus has been revised in accordance with this comment.  Please see page 67 of the base prospectus.

Exhibits

12.

Comment:  It appears that the pooling and servicing agreement you have incorporated by reference does not comply with the new requirements in Exchange Act Rule 15d-18.  Please provide us copies of your updated pooling and servicing agreement and your sale and servicing agreement, marked to show changes from the prior agreements, including any changes made to comply with Regulation AB.

Response:  We have revised the list of exhibits to Amendment No. 1 to the Registration Statement.  We are filing with Amendment No. 1 to the Registration Statement forms of the indenture, the sale and servicing agreement and the Trust Agreement to comply with Regulation AB.

*       *       *       *       *

Thank you for your attention to our revised submission.  Please contact me at 917-777-4333 or mjoseph@mckeenelson.com, or my partner Reed Auerbach at 917-777-4400 or rauerbach@mckeenelson.com, should you want to discuss any of the matters raised in this letter.

Sincerely,

/s/ Matthew P. Joseph

Matthew P. Joseph

cc:

Ms. Tonya Roemer

Franklin Receivables LLC

92890